1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

September 28, 2009

FILED AS EDGAR CORRESPONDENCE

Ms. Sheila Stout

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment for SEI Institutional Investments Trust (File Nos. 033-58041 and 811-07257)

Dear Ms. Stout:

Set forth below are your comments provided via telephone on August 27, 2009, and our responses to those comments, to the SEI Institutional Investments Trust (the “Trust” or “SIIT”) Post-Effective Amendment Nos. 41 and 42 filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), respectively.  Both the comments and the responses are based on the Prospectus and Statement of Additional Information (“SAI”), and the Correspondence Letter (“Correspondence”), which were filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2009 and July 28, 2009, respectively.

1.             Comment. On page 11 of the Prospectus, the last sentence of the first paragraph under the heading “Investment Strategy” for the Large Cap Diversified Alpha Fund reads: “While the Fund is expected to have an absolute return and risk profile similar to the broad U.S. large cap equity market, returns may be derived in part from investing significant portions of the Fund in securities outside of the large cap market.”  Please confirm that the Fund will invest less than 20% of its assets in securities outside of the large cap market.

Response.  In response to your comment, we have changed the disclosure to read (new language is in italics): “While the Fund is expected to have an absolute return and risk profile similar to the broad U.S. large cap equity market, returns may be derived in part from investing up to 20% of the Fund in securities outside of the large cap market.

2.             Comment.  Under the “Investment Strategy” heading for the Large Cap Diversified Alpha Fund, Large Cap Disciplined Equity Fund, International Equity Fund, World Equity Ex-U.S. Fund, and Screened World Equity Ex-U.S. Fund there is a sentence that reads, in part: “Certain Sub-Advisers use portfolio strategies…which are composed of derivative instruments backed by other types of securities.”  Please define “other types of securities.”

Response.  In response to your comment, we have revised the disclosure for each of those Funds elsewhere in the “Investment Strategy” section to include the following (new language is in italics): “Pursuant to a derivatives strategy, the other types of securities backing the derivative instruments may include investments in U.S. and foreign corporate and government fixed income securities of different types and maturities, including mortgage-backed or other asset-backed securities, securities rated below the fourth highest rating category by an NRSRO (junk bonds), and repurchase or reverse repurchase agreements.”

3.             Comment.  Under the heading entitled “Investment Strategy” for the Strategic U.S. Large Cap Equity Fund, please consider exchanging the order of the first two paragraphs.

Response.  We have not changed the disclosure because we believe that the current disclosure is clear and adequately discusses the Fund’s investment strategy.

4.             Comment.  Under the “Investment Strategy” heading for the Strategic U.S. Large Cap Equity Fund, please clarify whether “primarily” means 80% in the following sentence: “The Fund will invest primarily in common stocks of U.S. companies with market capitalizations in the range of companies in the S&P 500 Index . . . .”

Response.  The term “primarily” as used in the disclosure for the Strategic U.S. Large Cap Equity Fund does not necessarily mean 80%, because the Fund may invest in other equity investments and derivative instruments whose value is derived from the performance of the S&P 500 Index.

5.             Comment.  On Page 43 of the Prospectus, the fourth sentence of the first paragraph under the heading “Investment Strategy” for the International Equity Fund states: “The Fund will invest primarily in companies located in developed countries outside of the U.S., but may also invest in companies located in emerging markets.”  If not defined in the materials, please define the terms “developed countries” and “emerging markets.”

Response.  The term “emerging market countries” is currently defined in the Prospectus as “countries that the World Bank or the United Nations considers to be emerging or developing.”  In response to your comment, we have modified the definition of “emerging market countries” in the Prospectus to read as follows: “Emerging market countries or developing countries are countries that the World Bank classifies as low, low-middle and upper-middle income countries. Developed countries are countries with overall high levels of economic prosperity.”  This change has been made in all places where “emerging market countries” is defined in the Prospectus and SAI.

6.             Comment.  On page 83 of the Prospectus, the second sentence of the first paragraph under the heading “Investment Strategy” for the Core Fixed Income Fund reads: “The Fund will invest primarily in investment grade U.S. corporate and government fixed income securities, including mortgage-backed securities.”  Please clarify whether “primarily” means “80%.”

Response.  In response to your comment, we have altered the aforementioned sentence to read (new language is in italics): “The Fund will invest at least 80% of its assets in investment grade U.S. corporate and government fixed income securities, including mortgage-backed securities.”

7.             Comment.  Please include in this response letter the information about the sub-advisers for the Strategic U.S. Large Cap Equity Fund.

Response.  The sub-advisers for the Strategic U.S. Large Cap Equity Fund have not yet been finalized and the Fund will not be opened to investors until the sub-advisers have been finalized.  Information regarding the sub-adviser(s) and portfolio manager(s) for the Fund will supplement the registration statement as soon as it becomes available.

8.             Comment.  On page 133 of the Prospectus, the last sentence under the heading “Investment Adviser and Sub-Advisers,” the sub-heading “Sub-Advisers and Portfolio Managers,” the section “Core Fixed Income Fund” and the sub-section “Western Asset Management Company Limited,” states: “Messrs. Leech and Walsh have each served as portfolio managers for Western Asset Limited for over 10 years.”  Pursuant to Item 5(a)(2) of Form N-1A, please state the exact amount of time that each portfolio manager has been associated with Western Asset Management Company Limited.

Response.  In response to your comment, we have conferred with Western Asset Management Company Limited and revised the disclosure to read as follows (new language in italics): “Messrs. Leech and Walsh have each served as portfolio managers for Western Asset Limited since its inception in 1996.”

9.             Comment.  On page S-57 of the SAI, under the heading “Portfolio Management” and the sub-heading “AllianceBernstein,” the information about AllianceBernstein is dated May 31, 2008.  Please make sure that all information is as of May 31, 2009 for all of the Funds’ sub-advisers is updated in the Prospectus.

Response.  We have included updated portfolio management disclosure in the Prospectus and SAI from all of the Trust’s sub-advisers, which reflect the Trust’s May 31, 2009 fiscal year end.

10.          Comment.  Page S-61 of the SAI, under the heading “Portfolio Management,” the sub-heading “Ares” and the section “Compensation,” discusses the performance-based compensation of Ares’ portfolio managers.  Please indicate the period of time during which performance is measured, whether the performance is based on pre-tax or after-tax dollars and whether the performance is measured against any benchmarks.  Please make sure that this information is provided for all performance-based compensation arrangements.

Response.  Since our phone conversation on August 27, 2009, we have received revised Portfolio Manager disclosures for all of the Funds’ Portfolio Managers.  We reviewed the disclosures of the Funds’ Portfolio Managers and requested additional information where necessary.  In response to your comment, we believe that all of the Funds’ Portfolio Managers’ compensation disclosure now complies with Item 15(b) of Form N-1A.

11.          Universal Comment.  On page S-61 of the SAI, under the heading “Portfolio Management,” the sub-heading “Ares” and the section “Other Accounts,” the footnote to the table indicating other accounts managed by the portfolio managers states: “These accounts are subject to a performance-based advisory fee.”  This also occurs: (i) on page S-76 of the SAI, under the heading “Portfolio Management,” the sub-heading “Brigade” and the section “Other Accounts” in the footnote to the table; (ii) on page S-83 of the SAI, under the heading “Portfolio Management,” the sub-heading “GIM” and the section “Other Accounts” in the footnote to the table; and (iii) on page S-85 of the SAI, under the heading “Portfolio Management,” the sub-heading “INTECH” and the section “Other Accounts” in the second footnote to the table.  Pursuant to Item 15(a)(2) of Form N-1A, please indicate the number of other accounts and the total assets in the other accounts with respect to which the advisory fee is based on the performance of the account.  Please make sure this information is provided with all “Other Accounts” tables for all of the Funds’ portfolio managers.

Response.  Consistent with your request, we have revised the portfolio managers’ other accounts disclosure so that all of the footnotes in the “Other Accounts” tables are consistent through the registration statement.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in each post-effective amendment to its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the post-effective amendment to its registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the post-effective amendment to its registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien